Exhibit 99.1

TD Bank Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s Third Quarter Earnings

TORONTO, July 21, 2015 - TD Bank Group (the "Bank") announced today that it expects TD Ameritrade's third quarter earnings to translate into a contribution of approximately CDN$92 million to fiscal 2015 third quarter net income for the Bank, which will be reported under International Financial Reporting Standards.

TD Bank Group will release its third quarter financial results on August 27, 2015. Conference call and audio webcast details will be announced closer to that date.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10 million active online and mobile customers. TD had CDN$1 trillion in assets on April 30, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

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For more information, please contact: Natasha Ferrari, Corporate Communications, Natasha.ferrari@td.com, 416-983-7180; Rudy Sankovic, Investor Relations, 416-308-9030